FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

GETTY COPPER INC.
 (Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
 (Address of principal executive offices)

Attachments:

1.

News Release Dated, December 8, 2004,

Indicate by check mark whether the registrant files or will file annual reports under cover

            Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: December 31, 2004	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)

Trading Symbol  TSX:  GTC

December 8, 2004

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce the closing of a non-brokered private placement of 4,400,000 units for gross proceeds of $1,100,000.  Each unit, sold at a price of $0.25, is comprised of one common share of the Company and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years at a price of $0.30 in the first year and $0.35 in the second year. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period until April 8, 2005.

Certain directors of the Company participated in the private placement.  Due to that relationship, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  However, the transaction is exempt from the formal valuation and minority approval requirements of the Rule on the basis that the fair market value of the transaction is less than $2,500,000.

Mr. John Lepinski, who is a director of the Company, acquired 500,000 of the units through his holding company Freeway Properties Inc.  Mr. Lepinski also holds 7,766,196 shares of the Company and stock options entitling him to purchase 350,000 common shares of the Company (exercisable at $0.61 per share until November 14, 2008).  If Mr. Lepinski were to exercise all of his options and the warrants forming part of the units that he acquired pursuant to this private placement, the total shareholdings over which he has direct or indirect beneficial ownership or control would equal 9,116,196 common shares or approximately 27.14% of the Company’s then outstanding share capital.

The foregoing shares were acquired by Mr. Lepinski for investment purposes and he has no present intention of increasing his beneficial ownership of, or direction or control over, any additional common shares of the Company, except that he may purchase additional shares at some time in the future through the exercise of presently-held warrants or options or additional options as may hereafter be granted to him.

ON BEHALF OF THE BOARD OF DIRECTORS

 “John M. Parks”

John M. Parks, Director and Corporate Secretary

“John Lepinski”

John Lepinski, Managing Director

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.